FOR IMMEDIATE RELEASE

INTACTA TECHNOLOGIES ANNOUNCES FIRST CLOSING OF
PRIVATE PLACEMENT OFFERING

Atlanta, GA,  October 16, 2000, (OTCBB, GERMANY: ITAC) Intacta Technologies Inc. announced the first closing on $7,000,000 of gross proceeds, representing the "minimum" threshold in connection with a private placement of Units at $3.00 per unit, each Unit consisting of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $3.50 per share. Approximately $2.5 million of the gross proceeds were the result of the conversion by the holders of Bridge Notes acquired from Intacta in May and June 2000 of the principal amount of their notes into Units in the offering.  The securities sold in the offering have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Intacta Technologies Inc.
INTACTA is a U.S. based software company headquartered in Atlanta, Georgia with its research and development facilities in Beer Sheva, Israel.  The Company develops and markets software components designed to bridge enterprise communications and information management systems across digital and non-digital mediums. Intacta.Code™, the company's flagship product, is an award winning technology patented in the United States, Israel, and Europe.  Platform transparent, and language transparent, Intacta.Code is designed to integrate with existing enterprise communications and information management systems requiring enhancements to security, transmission, and device handling on any number of handheld platforms, including Windows CE, WAP, and Palm OS. Intacta licenses its
Intacta.Code to developers and system integrators, either as a stand-alone module or as an
SDK for seamless and transparent integration within any application.

Intacta and Intacta.Code are trademarks of the Company.  All other company/product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purpose only.

Website:  http://www.intacta.com

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